Mail Stop 4561

								March 21, 2006

John Lai
President
Viper Powersports, Inc.
5733  International Parkway
New Hope, Minnesota  55428

	Re:    	Viper Powersports, Inc.
		Amendment No. 3 to Form 10-SB
		Filed March 9, 2006
		File No. 0-51632

Dear Mr. Lai:

We have reviewed your filing and have the following comments.

Business, page 1
1. Please refer to prior comment 4. We were unable to find a basis for your statement that "heavyweight motorcycle sales in the U.S. have increased each year from 1992 to 2004" in the materials you supplementally provided to us. Please direct us to the precise data that supports your statement. With regard to your reference to the
"information released by Harley-Davidson" on page 3, we are unclear why you do not cite instead to the widely circulated industry trade journals (i.e., the Motorcycle Industry Council). Disclose whether the data regarding growth in sales of heavyweight motorcycles reflects management`s views.

Plan of Operation and Management`s Analysis of Financial
Condition,
page 8
2. We note your response to prior comment 14.  Tell us what you mean
by "Our accounting firm was mistaken when they revised their note on
revenue recognition....  Our auditors apparently thought floor plan
related sales were an `exception,`....  Moreover, they misstated
in
stating in the footnote that our future revenues would not be
recognized until the dealer paid the finance company."   Further
explain the accounting functions your registered independent accounting firm is performing for the Company.
3. We reissue prior comment 11 in part. Consistent with your response, please disclose that the amount paid in 2005 was based on a board resolution to pay $10,000 monthly for the services rendered. In addition, disclose whether the pricing terms are the same as what you would have obtained if the agreement had been negotiated at arm`s length.

      Please direct your questions or comments concerning matters related to the financial statements to Thomas Ferraro at 202-551-
3225. Please address all other comments to Maryse Mills-Apenteng at
202-551-3457 or the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:  	Via facsimile:  952-941-2744
      Robert O. Knuston, Esq.


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John Lai
Viper Powersports, Inc.
March 21, 2006
Page 2